Mercedes-Benz Auto Receivables Trust 2021-1
Investor Report
Collection Period Ended   30-Nov-2024

Amounts in USD

Dates

Collection Period No.	39	
Collection Period (from... to)	1-Nov-2024	30-Nov-2024
Determination Date	12-Dec-2024	
Record Date	13-Dec-2024	
Distribution Date	16-Dec-2024	
Interest Period of the Class A-1 Notes (from... to)	15-Nov-2024	16-Dec-2024	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Nov-2024	15-Dec-2024	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	332,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	560,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	560,000,000.00	79,160,239.47	62,619,939.06	16,540,300.41	29.536251	0.111821
Class A-4 Notes	130,000,000.00	130,000,000.00	130,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,582,500,000.00**	**209,160,239.47**	**192,619,939.06**	**16,540,300.41**		

Overcollateralization	40,578,961.98	40,576,974.05	40,576,974.05	
Adjusted Pool Balance	1,623,078,961.98	249,737,213.52	233,196,913.11	
Yield Supplement Overcollateralization Amount	34,735,936.60	3,889,911.53	3,565,886.90	
Pool Balance	**1,657,814,898.58**	**253,627,125.05**	**236,762,800.01**	

	Amount	Percentage
Initial Overcollateralization Amount	40,578,961.98	2.50%
Target Overcollateralization Amount	40,576,974.05	2.50%
Current Overcollateralization Amount	40,576,974.05	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.210000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.460000%	30,344.76	0.054187	16,570,645.17	29.590438
Class A-4 Notes	0.730000%	79,083.33	0.608333	79,083.33	0.608333
Total		**$109,428.09**		**$16,649,728.50**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	16,250,190.97	(1) Total Servicing Fee	211,355.94
Interest Collections	780,328.36	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	265,498.54	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	223,257.59		
Purchase Amounts	157,210.85	(3) Interest Distributable Amount Class A Notes	109,428.09
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	75,997.74	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**17,752,484.05**	(6) Regular Principal Distributable Amount	16,540,300.41
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**17,752,484.05**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	891,399.61
		Total Distribution	**17,752,484.05**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	211,355.94	211,355.94	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	109,428.09	109,428.09	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	30,344.76	30,344.76	0.00
thereof on Class A-4 Notes	79,083.33	79,083.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	109,428.09	109,428.09	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	16,540,300.41	16,540,300.41	0.00
Aggregate Principal Distributable Amount	16,540,300.41	16,540,300.41	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,057,697.40
Reserve Fund Amount - Beginning Balance	4,057,697.40
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	14,321.85
minus Net Investment Earnings	14,321.85
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,057,697.40
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	14,321.85
Net Investment Earnings on the Collection Account	61,675.89
Investment Earnings for the Collection Period	75,997.74

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,657,814,898.58	44,343
Pool Balance beginning of Collection Period	253,627,125.05	17,690
Principal Collections	11,867,939.76	
Principal Collections attributable to Full Pay-offs	4,382,251.21	
Principal Purchase Amounts	156,342.21	
Principal Gross Losses	457,791.86	
Pool Balance end of Collection Period	236,762,800.01	17,127
Pool Factor	14.28%	

	As of Cutoff Date	Current
Weighted Average APR	3.59%	3.76%
Weighted Average Number of Remaining Payments	55.46	22.13
Weighted Average Seasoning (months)	9.86	48.32

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	233,276,799.18	16,951	98.53%
31-60 Days Delinquent	2,509,668.06	128	1.06%
61-90 Days Delinquent	747,417.12	38	0.32%
91-120 Days Delinquent	228,915.65	10	0.10%
Total	236,762,800.01	17,127	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.412%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current Amount	Current Number of Receivables	Cumulative Amount	Cumulative Number of Receivables
Principal Gross Losses	457,791.86	32	29,852,798.17	1,115
Principal Net Liquidation Proceeds	264,503.33		12,232,035.64	
Principal Recoveries	215,924.03		8,481,561.35	
Principal Net Loss / (Gain)	(22,635.50)		9,139,201.18	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.111%)
Prior Collection Period	(0.401%)
Second Prior Collection Period	0.340 %
Third Prior Collection Period	0.396 %
Four Month Average	0.056%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.551%
Average Net Loss / (Gain)	8,196.59

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.